As filed with the Securities and Exchange Commission July 27, 2004




July 27, 2004




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:           Request for Withdrawal of Cinergy Corp. and
                        The Cincinnati Gas & Electric Company
                        Amendment No. 1 to Form U-1, filed June 1, 2004 Amendment No. 1 to Form U-1, filed July 6, 2004 File No. 70-10228

         On June 1, 2004 and July 6, 2004, Cinergy Corp. and The Cincinnati Gas & Electric Company (the "Applicants") filed Amendment No. 1 to Form U-1 Application-Declaration (the "Amended Applications") with the Securities and Exchange Commission (the "Commission") requesting authority to sell all of the issued and outstanding common stock of Lawrenceburg Gas Company. Based on discussions held with the Staff in the Office of Public Utility Regulation of the Commission, the Applicants understand that the Amended Applications were filed under the incorrect file number of 070-10228. Accordingly, the Applicants respectfully withdraw the Amended Applications.

                                   Sincerely,


                              /s/George Dwight, II
                                George Dwight, II
                                Associate General Counsel